September 24, 2018

Benjamin Vedrenne-Cloquet
Chief Executive Officer
EdtechX Holdings Acquisition Corp.
c/o IBIS Capital Limited
22 Soho Square
London, W1D4NS
United Kingdom

       Re: EdtechX Holdings Acquisition Corp.
           Registration Statement on Form S-1
           Filed September 10, 2018
           File No. 333-227257

Dear Mr. Vedrenne-Cloquet:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed September 10, 2018

General

1. We note your disclosure that you have entered into a written agreement with your sponsors to ensure that the proceeds in the trust account are not reduced by certain claims.
       Please file your agreement with your sponsors as an exhibit to this registration statement, or tell us why you are not required to do so. Please see Item 601(b)(10) of Regulation S-
       K.
 Benjamin Vedrenne-Cloquet
EdtechX Holdings Acquisition Corp.
September 24, 2018
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Al Pavot, Staff
Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-
7844 or Kate McHale, Staff Attorney, at (202) 551-3464 with any other questions.



                                                            Sincerely,
FirstName LastNameBenjamin Vedrenne-Cloquet
                                                            Division of
Corporation Finance
Comapany NameEdtechX Holdings Acquisition Corp.
                                                            Office of
Manufacturing and
September 24, 2018 Page 2                                   Construction
FirstName LastName